(Translation From Spanish)

MADECO S.A.

CODE OF ETHICS

  SCOPE

  Madeco S.A. and its subsidiaries (together, "Madeco" or the "Company"), have adopted the following Code of Ethics (the "Code") for their employees, understanding "employee" to mean any person with whom the Company has an employment contract. This Code is of particular relevance to the Chief Executive Officer, Chief Financial Officer, Controller, Chief Accountant and any officer assuming similar responsibilities within the Company, regardless of job title.

  Because no code or policy can anticipate every possible situation that may arise within a company, this Code will serve as a set of principles to guide employees' actions. Employees must adhere to the principles set forth herein in order to avoid improper conduct.

  The Chief Executive Officers of each of Madeco S.A. and its subsidiaries are responsible for verifying on an annual basis (i) that each employee receives a copy of the Code; (ii) that there exist standard procedures that facilitate compliance with this Code; and (iii) that there are adequate formal communication channels established for the reporting of conduct or behavior that violates the principles established in the Code.

  CONFLICTS OF INTEREST

  Employees should always be alert to situations that can compromise the trust placed in them by the Company, and should strive to avoid any type of conflict between their personal interests and those of Madeco.

  A conflict of interest exists when the personal interests of an employee (or a member of his or her family or a related third party) interferes, or appears to interfere in any way with the Company's interests.

  In the event of a conflict of interest, an employee must disclose the conflict immediately to his or her immediate superior, and must withdraw from the activity giving rise to such conflict of interest.

  In these matters, employees shall adhere to the general rules and policies set forth in this Code, and to principles of honesty, morality and good faith.

  PRIVILEGED INFORMATION

  Privileged information is understood to mean any information related to Madeco, its business or the securities issued by the Company that has not been disclosed to the market, and the disclosure of which could by its nature influence the price or quotation of any issued security. Privileged information also includes any information that has been deemed by the Board of Directors to be of a confidential nature.

  Employees shall maintain strict secrecy concerning all privileged information to which they have access in any way, and may not use privileged information for their own or a third party's benefit. Employees may not acquire for themselves or for third parties, directly or indirectly, any securities about which they have privileged information. Employees may not use privileged information to compete with the Company.

  CONFIDENTIALITY

  Confidential information is understood to mean any information belonging to Madeco that is not intended for public use and that has been confidentially provided to the employee by the Company, the disclosure of which to third parties, including persons engaged in commercial relationships or negotiations with the Company, could be harmful to the Company's interests. Information obtained from third parties under confidentiality or similar agreements is also considered confidential.

  Employees are forbidden to divulge confidential information to persons outside the Company, except when such disclosure is necessary for business reasons and every safeguard has been taken to prevent its improper use, or when its disclosure is required to comply with legal and/or regulatory requirements.

  FAIR COMPETITION

  Madeco recognizes and values the importance of laws that encourage free trade, as well as laws that prohibit predatory economic activities and unfair and improper practices. In this context, each employee shall encourage fair play when dealing with clients, suppliers, competitors and other employees. Employees shall not obtain unfair advantage through the manipulationor abuse of privileged information, through the misstatement of material facts or through any other unfair practice.

  APPROPRIATE USE AND PROTECTION OF THE COMPANY'S ASSETS

  All employees shall protect the Company's assets and ensure their efficient use. Theft, carelessness and losses have a direct impact on the Company's profitability. The Company's assets shall be used exclusively for the Company's business purposes.

  COMPLIANCE WITH LAWS AND REGULATIONS

  All employees must fully comply with applicable laws and regulations in connection with the performance of their duties within the Company.

  Employees shall ensure that any information they prepare or deliver to shareholders, the public and regulatory and supervisory agencies, both in Chile and abroad, is true, accurate and complete.

  DISCLOSURE OF ILLEGAL OR UNETHICAL BEHAVIOUR

Employees shall disclose, in a timely manner, the existence of any situation known by them that could be in violation of this Code, whether related to themselves or to a third party. Such disclosure shall be made through the formal communication channels established by the Company for such purposes.

Where in doubt as to whether a situation constitutes a violation of the Code, employees shall timely discuss such situation with their immediate superiors.

It is the Company's responsibility to maintain appropriate communication channels, in order that an employee can report any action taken by a third party that violates the principles established within the Code, and that such employee will be assured of his or her anonymity in connection with the presentation of information supporting such an accusation.